UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolutions on Issuance of Exchangeable Bonds

and Disposal of Treasury Shares

On June 18, 2020, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to conduct a private issuance of exchangeable bonds (the “Bonds”) with an option to exchange such bonds with a portion of KB Financial Group’s common shares currently held as treasury shares (the “Treasury Shares”). Section A below relates to details of the issuance of the Bonds and Section B below relates to details of the disposal of the Treasury Shares to be conducted in connection with the issuance of the Bonds.

A. Details of the Issuance of the Bonds:

1. Type of bonds	Series number	1	Type	Registered, non-guaranteed and unsecured exchangeable bonds

2. Aggregate principal amount (KRW)	240,000,000,000

3. Use of proceeds	Acquisition of The Prudential Life Insurance Company of Korea, Ltd. (KRW)	210,000,000,000
General operations (KRW)	30,000,000,000

4. Interest rate (%)	—

5. Maturity date	June 30, 2025

6. Payment of interest	—

7. Redemption	Any remaining principal of the Bonds for which the exchange option has not been exercised will be redeemed in full on the maturity date. Please refer to “9-1. Early redemption rights” for more information on early redemption rights.

8. Method of bond issuance	Private placement

9. Conditions of exchange	Exchange rate (%)	100
Exchange price per share (KRW/Share)	48,000
Determination of exchange price	The exchange price has been determined by multiplying KRW 35,000, the weighted average of KB Financial Group’s share price over a recent period (daily/weekly/monthly), by 137.1%, based on an external rating agency’s fair value evaluation, share price outlook and exchange premium.

Class of shares with which bonds may be exchanged	5,000,000 shares (1.2% of total shares issued) of KB Financial Group’s Treasury Shares

Exercise period	From August 29, 2020 to June 16, 2025

Adjustments to exchange price per share	The exchange price per share is subject to adjustment upon the occurrence of certain events, such as distribution of stock dividends, in accordance with the terms of the Bonds. For more information, please refer to “19. Other information to consider in making an investment decision.”

9-1. Early redemption rights

<Bondholders’ right to early redemption>

If, among others, KB Financial Group’s shares are delisted or suspended from trading for more than 30 consecutive business days, or a change of control event occurs, then the bondholders may request that the Bonds be redeemed prior to the maturity date.

<Issuer’s rights to early redemption>

Under certain circumstances as set forth in the terms of the Bonds, KB Financial Group reserves the right to redeem the Bonds prior to the maturity date.

10. Subscription application date	June 30, 2020

11. Issue date	June 30, 2020

12. Lead underwriter	—

13. Guarantor	—

14. Resolution date of board of directors	June 18, 2020

- Attendance of non-executive directors	Present: 7 Absent: 0

- Attendance of standing auditor	—

15. Filing of a registration statement	Exempt

16. Reasons for exemption for filing of a registration statement, if applicable	Private placement

17. Stock lending transactions in relation to issuance of bonds overseas	None

18. Approval from the Korea Fair Trade Commission	Exempt

19. Other information to consider in making an investment decision

a.	The aggregate principal amount of the Bonds registered electronically is KRW 240,000,000,000.

b.	The Bonds are issued to Kingsman Investments Limited, an indirect subsidiary of several investment funds, including Carlyle Asia Partners V, L.P., operated by an affiliate of The Carlyle Group Inc.

c.	The exchange period will commence on the 60th day following the issue date (June 30, 2020) and end 10 business days prior to the maturity date.

d.

The exchange price per share may be adjusted in case of events that, among others, dilute the value of KB Financial Group’s common shares, in order to guarantee the full value of the Bonds the bondholders would have been entitled to had such events not occurred. Such events include:

1.	Issuances of bonus shares, stock splits, stock consolidations and stock re-classifications

2.	Distributions of stock dividends

3.	Extraordinary distributions of dividends

4.	Issuances of new shares or options, rights or warrants, among others, to shareholders at a price lower than the market price

5.

Distributions of cash or assets other than common shares to shareholders at a price lower than the market price (exceptions: (i) in case of adjustments to exchange price per share arising from “4.” above; (ii) in case of distributions to employees pursuant to relevant Korean law, provided that such value does not exceed 5% of KB Financial Group’s total shares issued)

6.

Issuances of new shares, convertible bonds, exchangeable bonds, options, rights or warrants to non-shareholders at a price lower than the market price (exception: in case stock options granted to officers and employees as a form of compensation, provided that the total value of common shares to be issued for such purposes does not exceed 5% of KB Financial Group’s total shares issued)

e.	Pursuant to the terms of the Bonds, splits or consolidations of the trading units of the Bonds are prohibited for one year following the issue date.

f.

Pursuant to the terms of the subscription agreement in connection with the placement of the Bonds, the counter-party of this issuance may not (i) transfer the Bonds to another entity until the maturity of the Bonds or (ii) if the Bonds have been exchanged with KB Financial Group’s shares, transfer such shares to another entity for 42 months following the issue date.

B. Details of the Disposal of the Treasury Shares:

1. Number of treasury shares expected to be disposed		Common shares	5,000,000
		Other shares	—

2. Reference price of the treasury shares to be disposed (KRW)		Common shares	48,000
		Other shares	—

3. Expected disposal amount (KRW)		Common shares	240,000,000,000
		Other shares	—

4. Disposal period		From	June 30, 2020
		To	June 30, 2020

5. Purpose of disposal			Private issuance of exchangeable bonds with an option to exchange such bonds with a portion of KB Financial Group’s common stock currently held as treasury shares

6. Disposal counter-party		Counter-party	Kingsman Investments Limited
		Number of shares	5,000,000

7. Number of treasury shares held before disposal	Acquisitions from profits available for dividend	Common shares (percentage)	26,173,585 shares (6.29%)
		Other shares (percentage)	—
	Other acquisitions	Common Shares (percentage)	—
		Other Shares (percentage)	—

8. Date of resolution by the board of directors			June 18, 2020

	Attendance of non-executive directors		Present: 7
Absent: 0

	Attendance of standing auditor who is not a non-executive director		—

9. Other information to consider in making an investment decision

a.	For more information on the counter-party of the disposal of the Treasury Shares (“6. Disposal counter-party”), please refer to 19(b) in Section A above.

b.

The disposal of the Treasury Shares is in connection with KB Financial Group’s private placement of the Bonds (as described in more detail in Section A above), and as such, the details of the disposal of Treasury Shares may change depending on whether the exchange option is exercised with regard to the Bonds.

c.	The disposal period indicated above (“4. Disposal period”) is the issue date of the Bonds. The actual disposal period will be determined once the exchange rights have been exercised.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: June 18, 2020	By: /s/ Ki-Hwan Kim
(Signature)
Name: Ki-Hwan Kim
Title: Deputy President and Chief Finance Officer